# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BingEx Limited, CIK 0001858724
CUSIP: 090337106
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: BLDG 6, ZHONGGUANCUN DONGSHEN INT SCI PK, NO.1 YONGTAIZHUANG NORTH HAIDAN DISTRICT, Beijing, China (F4), 100192
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001446209

## Reporting persons
- SIG China Investments Master Fund IV, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 19,487,649; shared voting power 19,487,649; sole dispositive power 19,487,649; shared dispositive power 19,487,649; aggregate amount beneficially owned 19,487,649 (11.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, SIG China Investments Master Fund IV, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund IV, LLLP, and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.
- SIG Asia Investment, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,487,649; sole dispositive power 0; shared dispositive power 19,487,649; aggregate amount beneficially owned 19,487,649 (11.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, SIG China Investments Master Fund IV, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund IV, LLLP, and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.
- Heights Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,487,649; sole dispositive power 0; shared dispositive power 19,487,649; aggregate amount beneficially owned 19,487,649 (11.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, SIG China Investments Master Fund IV, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund IV, LLLP, and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

## Item 1. Issuer
Name of issuer: BingEx Limited
Address of issuer's principal executive offices:
Bldg. 6, Zhongguancun Dongshen Int. Sci. Pk.,
No.1 Yongtaizhuang North, Haidan District,
Beijing 100192,
People's Republic of China

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons" with respect to the Class A ordinary shares, par value US$0.0001 per share (the "Shares") of BingEx Limited (the "Company").

(i) SIG China Investments Master Fund IV, LLLP
(ii) SIG Asia Investment, LLLP
(iii) Heights Capital Management, Inc.
Address of principal business office or, if none, residence:
The address of the principal business office of each of SIG China Investments Master Fund IV, LLLP and SIG Asia Investment, LLLP is:

251 Little Falls Drive
Wilmington, DE 19808

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250
San Francisco, California 94111
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Prospectus (dated October 3, 2024, Registration No. 333-282091), filed on October 4, 2024, indicates there were 167,481,951 Shares outstanding following the completion of the offering described therein.
Percent of class: 11.6
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote:
The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

SIG Asia Investment, LLLP, which serves as the investment manager to SIG China Investments Master Fund IV, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund IV, LLLP. Heights Capital Management, Inc., which serves as the investment manager to SIG Asia Investment, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund IV, LLLP. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition:
The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

SIG Asia Investment, LLLP, which serves as the investment manager to SIG China Investments Master Fund IV, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund IV, LLLP. Heights Capital Management, Inc., which serves as the investment manager to SIG Asia Investment, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund IV, LLLP. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
I Limited Power of Attorney for SIG China Investments Master Fund IV, LLLP
II Limited Power of Attorney for SIG Asia Investment, LLLP
III Joint Filing Agreement

## Signatures
- SIG China Investments Master Fund IV, LLLP: /s/ Sarah Travis, Sarah Travis, Assistant General Counsel and Assistant Secretary of Heights Capital Management, Inc. (02/12/2025)
- SIG Asia Investment, LLLP: /s/ Sarah Travis, Sarah Travis, Assistant General Counsel and Assistant Secretary of Heights Capital Management, Inc. (02/12/2025)
- Heights Capital Management, Inc.: /s/ Sarah Travis, Sarah Travis, Assistant General Counsel and Assistant Secretary (02/12/2025)
Comment: SIG Asia Investment, LLLP serves as authorized agent of SIG China Investments Master Fund IV, LLLP pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit I hereto. Heights Capital Management, Inc. serves as authorized agent of SIG Asia Investment, LLLP pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit II hereto.